Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

EXPRESSED IN CANADIAN DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Gold Standard Ventures Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Gold Standard Ventures Corp. (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2017 and 2016, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and 2016 and its financial performance and its cash flows for the years ended December 31, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2010.

/s/ “DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 27, 2018

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
December 31, 2017
(Expressed in Canadian Dollars)

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2017	2016
	$	$
Assets

Current
Cash (Note 3)	18,458,791	53,611,061
Receivables	66,544	229,745
Prepaid expenses (Note 4)	319,603	302,730
Investments (Note 5)	309,035	-
	19,153,973	54,143,536

Investment in associated company (Note 6)	-	6,175,021

Exploration and evaluation assets (Note 7)	154,435,875	93,913,136

Reclamation bonds (Note 8)	1,248,817	977,718

Property and equipment (Note 9)	408,363	135,318

	175,247,028	155,344,729
Liabilities

Current
Accounts payable and accrued liabilities (Note 10)	1,642,099	1,502,694

Shareholders' equity
Share capital (Note 11)	220,941,105	191,358,298
Reserves (Note 11)	6,505,922	5,310,291
Deficit	(53,842,098)	(42,826,554)
	173,604,929	153,842,035

	175,247,028	155,344,729

Nature and Continuance of Operations (Note 1), Commitments (Note 16), Subsequent Events (Note 19)

These consolidated financial statements are authorized for issuance by the Board of Directors on March 27, 2018.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Zara Boldt”
Jonathan Awde, Director	Zara Boldt, Director

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2017	2016
	$	$
Expenses
Community relations	94,149	-
Consulting fees (Note 13)	555,765	1,563,836
Depreciation (Note 9)	45,018	10,149
Foreign exchange loss	741,336	350,829
Insurance	397,822	283,749
Investor relations	417,089	555,535
Management fees (Note 13)	1,750,691	1,609,555
Office	487,066	400,927
Professional fees (Note 13)	997,809	701,681
Property investigation	144,136	495,445
Regulatory and shareholder services	646,330	207,217
Rent	289,048	224,458
Share-based compensation (Notes 11 and 13)	3,136,225	1,324,521
Travel and related	838,453	826,679
Wages and salaries (Note 13)	390,694	498,804

	(10,931,631)	(9,053,385)

Loss on settlement of advance (Note 6)	-	(184,406)
Equity loss and dilution loss in associated company (Note 6)	(807,455)	(404,069)
Unrealized gain on investments (Note 5)	8,457	-
Interest income	303,843	176,732

Loss and comprehensive loss for the year	(11,426,786)	(9,465,128)

Basic and diluted loss per share	(0.05)	(0.05)

Weighted average number of common shares outstanding (basic and diluted)	228,376,609	205,007,118

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2017	2016
	$	$
Cash flows used in operating activities
Loss for the year	(11,426,786)	(9,465,128)
Items not affecting cash:
Depreciation	45,018	10,149
Share-based compensation	3,136,225	1,324,521
Unrealized gain on investments	(8,457)	-
Unrealized foreign exchange	74,811	26,163
Equity loss in associated company	807,455	404,069
Loss on settlement of advance	-	184,406
Changes in non-cash working capital items
Decrease (increase) in receivables	214,447	(203,838)
Decrease (increase) in prepaid expenses	24,885	(172,773)
(Decrease) increase in accounts payable and accrued liabilities	(1,024,870)	667,879
	(8,157,272)	(7,224,552)
Cash flows used in investing activities
Reclamation bonds	(312,760)	(87,499)
Investments	(300,000)	-
Investment in associated company	-	(3,668,502)
Advance on behalf of associated company	-	(1,197,598)
Acquisition of property and equipment	(433,367)	(30,163)
Cash acquired on acquisition	1,355,706	-
Exploration and evaluation assets expenditures	(29,028,960)	(19,861,215)
	(28,719,381)	(24,844,977)
Cash flows from financing activities
Proceeds from share issuances	-	68,087,433
Share issuance costs	(772,910)	(2,656,500)
Proceeds from exercise of warrants	251,505	7,468,804
Proceeds from exercise of stock options	2,245,788	2,659,700
	1,724,383	75,559,437

Net change in cash	(35,152,270)	43,489,908

Cash, beginning of year	53,611,061	10,121,153

Cash, end of year	18,458,791	53,611,061

Supplementary Cash Flow Information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

					Total
	Number of				Shareholders'
	Shares Issued	Share Capital	Reserves	Deficit	Equity
		$	$	$	$
Balance at December 31, 2015	167,769,539	111,690,762	6,876,998	(33,869,041)	84,698,719

Shares issued for cash	41,968,367	68,087,433	-	-	68,087,433
Share issuance costs	-	(3,429,410)	-	-	(3,429,410)
Shares issued for investment in associated company	532,864	1,678,522	-	-	1,678,522
Stock options exercised	3,777,161	5,862,187	(2,602,487)	-	3,259,700
Stock options expired	-	-	(463,218)	463,218	-
Stock options cancelled	-	-	(44,397)	44,397	-
Warrants exercised	7,468,804	7,468,804	-	-	7,468,804
Share-based compensation	-	-	1,324,521	-	1,324,521
Impact of share-based payment expense in associated company	-	-	218,874	-	218,874
Loss for the year	-	-	-	(9,465,128)	(9,465,128)
Balance at December 31, 2016	221,516,735	191,358,298	5,310,291	(42,826,554)	153,842,035

Stock options exercised	2,448,916	4,028,057	(1,782,269)	-	2,245,788
Adjustment in investment in associated company	-	-	(218,874)	227,836	8,962
Shares issued pursuant to the acquisition of associated company	9,352,320	24,970,694	-	-	24,970,694
Issuance of replacement stock options and warrants	-	-	576,506	-	576,506
Warrants exercised	218,700	584,056	(332,551)	-	251,505
Stock options expired	-	-	(183,406)	183,406	-
Share-based compensation	-	-	3,136,225	-	3,136,225
Loss for the year	-	-	-	(11,426,786)	(11,426,786)
Balance at December 31, 2017	233,536,671	220,941,105	6,505,922	(53,842,098)	173,604,929

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “GSV” and on the NYSE American under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at December 31, 2017, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company estimates it has sufficient working capital to continue operations for the upcoming year.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance
These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of presentation
These consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for investments which are measured at fair value. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, JKR Gold Resources ULC, JKR Gold Resources (USA) Inc., JMD Exploration Corp., Gold Standard Ventures (US) Inc., Tacoma Exploration LLC, Battle Mountain Gold Inc., Battle Mountain Gold (USA) Inc., and Madison Enterprises (Nevada) Inc., from their dates of formation or acquisition. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation. During the year ended December 31, 2017, the Company wound up JKR Gold Resources (USA) Inc. and JMD Exploration Corp. In addition, the Company merged Battle Mountain Gold (USA) Inc. and Madison Enterprises (Nevada) Inc., with the merged entity being named Madison Enterprises (Nevada) Inc.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Foreign currency translation
The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of the acquisition of an associated company, valuation of share-based compensation, recognition of deferred tax amounts and valuation of investments.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of the acquisition of an associated company

The Company acquired a publicly-traded associated company in June 2017 (Note 6). The process for determining whether the acquisition was an asset purchase versus a business acquisition was performed and primary consideration was given to the exploration stage of mineral properties, among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

Prior to June 2017, the Company held an investment in the associated company. To value the investment, management obtained financial information from the majority owner and adjusted the carrying value of the investment. The investment was subject to all estimates included in the financial information from the majority owner as well as estimates of impairment losses.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)
Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Valuation of investments

To value the investments, management obtains publicly-available financial information to estimate the fair value of the investments.

Exploration and evaluation assets
Costs incurred on mineral resource properties before the Company has acquired the right to explore those properties are expensed as incurred.

Costs directly related to the acquisition and exploration of exploration and evaluation assets are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are first tested for impairment, then transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount. Exploration and evaluation assets are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as the related assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in amount and timing of the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

As at December 31, 2017 and 2016, there were no significant restoration and environmental obligations.

Investments in associated company
The Company accounts for its long-term investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received. The consolidated statement of loss and comprehensive loss reflects the Company’s share of the results of operations of the associated company from the acquisition date forward. Where there has been a change recognized directly in the equity of the associated company, the Company recognizes its share of any changes. Unrealized gains and losses resulting from transactions between the Company and the associated company are eliminated to the extent of the interest in the associated company.

The Company assesses its equity investments for impairment at each reporting date if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

(i)	significant financial difficulty of the associated companies;
(ii)	becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
(iii)	national or local economic conditions that correlate with defaults of the associated companies.

If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in profit or loss. Upon loss of significant influence over the associated company, the Company measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associated company upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Share-based compensation
The Company operates an employee stock option plan and a restricted share unit award plan (Note 11). Share-based compensation to employees is measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to reserves. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions and the fair value of restricted share units is determined using the fair value on grant date. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. When vested options are forfeited or are not exercised at the expiry date, the amount previously recognized in share-based compensation is transferred to deficit.

Financial instruments
Financial assets
The Company classifies its financial assets into one of the following categories:

Fair value through profit or loss - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near-term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company classifies cash and held for trading investments as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. The Company classifies receivables and reclamation bonds as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized in profit or loss.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities
The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method and includes accounts payable and accrued liabilities.

As at December 31, 2017, the Company does not have any derivative financial liabilities.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Property and equipment
Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation is calculated using a straight-line method to write off the cost of the assets. The depreciation rates applicable to each category of property and equipment are as follows:

Asset	Basis	Period and Rate
Computers	Declining-balance	55%
Leasehold Improvements	Straight-line	Remaining lease term

Income taxes
Current income tax:
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income (loss) or equity is recognized in other comprehensive income (loss) or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:
Deferred income tax is provided for, based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Impairment of non-financial assets
The carrying amount of the Company’s assets (which includes property and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

The recoverable amount of an asset is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Loss per share
Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share totalled 9,251,640 (2016 – 8,187,939).

Standards issued or amended but not yet effective
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2017 and have not been applied in preparing these consolidated financial statements. The new and revised standards are as follows:

  IFRS 2 – Share Based Payments: the amendments eliminate the diversity in practice in the classification and measurement of particular share-based payment transactions which are narrow in scope and address specific areas of classification and measurement. It is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted provided it is disclosed. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

  IFRS 9 – Financial Instruments: Applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company does not expect that the adoption of this standard will have a significant effect on the Company’s disclosure requirements.

  IFRS 15 – Clarifications to IFRS 15 “Revenue from Contracts with Customers” issued. The amendments do not change the underlying principles of the standard, but simply clarify and offer some additional transition relief. The standard is effective for annual periods beginning on or after January 1, 2018. The Company does not expect that the adoption of this standard will have any effect on the Company’s consolidated financial statements.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Standards issued or amended but not yet effective (continued)

  IFRIC 22 – Foreign Currency Transactions and Advance Consideration: addresses how to determine the ‘date of the transaction’ when applying IAS 21. It is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

  IFRS 16 – Leases: On January 13, 2016, the IASB issued the final version of IFRS 16 Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets. The Company is evaluating the effect of this standard on the Company’s consolidated financial statements.

  IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

NOTE 3 – Cash

	December 31, 2017	December 31, 2016
	$	$
Cash at bank	18,312,333	53,290,859
Cash held in lawyers’ trust account	146,458	320,202
	18,458,791	53,611,061

NOTE 4 – Prepaid Expenses

	December 31, 2017	December 31, 2016
	$	$
Prepaid expenses	297,003	292,237
Deposits	22,600	10,493
	319,603	302,730

NOTE 5 –Investments

In February 2017, the Company acquired 600,000 shares of Contact Gold Corp. for a total of $300,000, which have been classified as held for trading and measured at fair value. The fair value of the investment as at December 31, 2017 was $306,000 (2016 - $nil). In connection with the acquisition of Battle Mountain Gold Inc. (“BMG”) (Note 6), the Company acquired certain marketable securities, which have been classified as held for trading and measured at fair value. As at December 31, 2017, the fair value of the investment was $3,035 (2016 - $nil). During the year ended December 31, 2017, the Company recorded an unrealized gain of $8,457 on all of its held for trading investments which has been recorded through profit or loss.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 6 – Acquisition

On May 6, 2016, the Company acquired 10,481,435 units of BMG at a price of $0.35 per unit for a total subscription price of $3,668,502. Each unit consisted of one common share of BMG and one-half of one common share purchase warrant. The share purchase warrants entitled the Company to purchase up to an additional 5,240,717 common shares of BMG for a period of two years at a price of $0.37 per share. BMG was a public company trading on the TSX-V and its principal business activity was the exploration of mineral properties. The corporate office was located in Vancouver, British Columbia, Canada.

In June 2016 and as amended in August 2016, the Company entered into an agreement with BMG and the royalty owner (the “Royalty Owner”) of BMG’s Lewis Gold Project to reduce the royalty rate on gold and silver production of the Lewis Gold Project from 5% to 3.5% (the “BMG Royalty Agreement”). In exchange, the Company agreed to pay US$1.85 million in a combination of cash and shares on behalf of BMG to the Royalty Owner. In August 2016, the Company paid $1,197,598 (US$925,000) in cash and issued 532,864 common shares at a value of $1,678,522 (Note 11) (collectively “the Advance”) to the Royalty Owner. In August 2016, the Company exercised 5,240,717 warrants for 5,240,717 common shares of BMG for a total of $1,939,065 using a portion of the Advance. In addition, BMG issued 885,468 common shares valued at $752,649 to settle the remaining balance of the Advance. As a result, the Company recorded a loss on settlement of advance of $184,406. As at December 31, 2016, the Company owned 16,607,620 common shares of BMG, or 27.58% of the total number of outstanding shares of BMG, which resulted in a market value of $5,314,438.

The following is a reconciliation of the Company’s investment in BMG prior to acquisition:

$
Balance as at December 31, 2015	-
Initial investment	3,668,502
Additional investment	2,691,714
Dilution loss in BMG	(67,602)
Equity loss in BMG	(336,467)
Impact of share-based payment in BMG	218,874
Balance as at December 31, 2016	6,175,021
Dilution loss in BMG	(238,057)
Equity loss in BMG	(569,398)
Impact of share-based payment in BMG	8,962
Value of investment prior to acquisition	5,376,528

In April 2017, the Company entered into a definitive agreement pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of BMG (other than those already owned by the Company) for consideration of 0.1891 of a common share of the Company plus $0.08 in cash for each BMG common shares acquired, by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement“).

In June 2017, the Company acquired all of the issued and outstanding common shares of BMG, other than those already owned by the Company. As consideration, the Company issued 9,352,320 common shares at a value of $24,970,694 (Note 11) and made cash payments of $3,956,656 to the shareholders of BMG. As part of the arrangement, all unexercised BMG stock options and warrants were exchanged for the Company’s replacement stock options and warrants at the fixed exchange ratio at a value of $576,506 (Note 11). In addition, the Company incurred $561,959 in transaction costs relating to the acquisition and these costs were capitalized as part of the acquisition of the exploration and evaluation assets.

The acquisition of BMG has been treated as an acquisition of exploration and evaluation assets.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 6 – Acquisition – (continued)

The assets and liabilities of BMG assumed on acquisition were as follows:

$
Cash	1,355,706
Receivables	51,246
Held for trading investments	578
Prepaid expenses	41,758
Exploration and evaluation assets	10,189,010
Reclamation bonds	33,150
Accounts payable and accrued liabilities	(235,486)
Loan payable	(1,550,000)

Net assets	9,885,962

The total consideration for the acquisition was as follows:

$
Value of investment prior to acquisition	5,376,528
Cash paid	3,956,656
Value of shares issued	24,970,694
Transaction costs	561,959
Value of replacement stock options and warrants	576,506
35,442,343
Less: net assets	(9,885,962)

Excess consideration paid over the net assets of BMG	25,556,381

The excess of the consideration over the net assets of BMG has been added to the exploration and evaluation assets to reflect the fair value of the Lewis Gold Project (Note 7).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 7 – Exploration and Evaluation Assets

Expenditures for the fiscal year related to exploration and evaluation assets located in Nevada, USA were as follows:

	Railroad-
	Pinion	Lewis Gold	Total
	$	$	$
Balance as at December 31, 2015	74,682,974	-	74,682,974

Property acquisition and staking costs	27,502	-	27,502
Exploration expenses
Claim maintenance fees	247,135	-	247,135
Consulting	2,312,531	-	2,312,531
Data analysis	421,754	-	421,754
Drilling	10,321,270	-	10,321,270
Environmental and permitting	8,221	-	8,221
Geological	722,911	-	722,911
Lease payments	1,292,287	-	1,292,287
Metallurgy	389,766	-	389,766
Sampling and processing	881,118	-	881,118
Site development and reclamation	842,111	-	842,111
Supplies	1,686,103	-	1,686,103
Travel	34,290	-	34,290
Vehicle	43,163	-	43,163
	19,230,162	-	19,230,162

Balance as at December 31, 2016	93,913,136	-	93,913,136

Property acquisition and staking costs	253,744	35,745,391	35,999,135
Exploration expenses
Claim maintenance fees	369,925	79,138	449,063
Consulting	2,361,902	234,684	2,596,586
Data analysis	498,200	22,482	520,682
Drilling	11,834,010	1,299,403	13,133,413
Environmental and permitting	275,885	4,648	280,533
Equipment rental	78,392	1,849	80,241
Geological	997,238	15,275	1,012,513
Lease payments	1,487,916	109,563	1,597,479
Metallurgy	909,757	-	909,757
Sampling and processing	1,141,491	28,386	1,169,877
Site development and reclamation	1,293,953	149,086	1,443,039
Supplies	1,278,358	2,722	1,281,080
Vehicle	49,341	-	49,341
	22,830,112	37,692,627	60,522,739

Balance as at December 31, 2017	116,743,248	37,692,627	154,435,875

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 7 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

In August 2009, the Company entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries. The Railroad property is subject to three underlying agreements as follows:

a.	Aladdin Sweepstakes Lease/Purchase Agreement whereby the Company acquired certain interests for US$2,965,000 subject to a 1% net smelter royalty (“NSR”).
b.	Tomera Mining Lease consists of five separate leases, three of which are subject to a 5% NSR. The Company is required to pay annual lease payments of US$87,137 for 2016 and US$96,887 thereafter.
c.	Sylvania Mining Lease Agreement which is subject to annual lease payments of US$20,000 expiring in December 2021 subject to a 5 % NSR.

RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

In April 2011 (and amended June 2016), the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands, which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% NSR. Under the terms of the agreement, the Company is required to incur US$500,000 in each of 2017 (incurred) and 2018.

Beginning in 2019, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

Between October 2011 and May 2012, the Company entered into various mining lease agreements to acquire a 100% interest in certain claims, collectively known as the Pinion project (“Pinion”), with a lease term of ten years with an option to extend the lease term for an additional ten years.

Each lease is subject to a 5% NSR. The lease payment will be cumulatively credited to the Company’s account and will be applied against the Company’s obligation to pay the NSR payment up to 80% of the total lease payment.

During the period from January 2014 to February 2017, the Company entered into certain amendments to existing mining lease agreements to include additional mineral properties for additional annual lease payments. These leases are subject to total annual lease payments for the next 5 years in US$ as follows:

Year	US$
2018	265,895
2019	269,789
2020	293,872
2021	31,150
2022 and onward	-

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 7 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In October 2012, the Company entered into a lease for a 100% right in certain patented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$15,000 increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$75,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments paid will be credited against future NSR payments.

In October 2012, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension after that. The surface use agreement is subject to an annual lease payment of US$20,103. The Company has the option to purchase the property for US$8,934,640 and must purchase the property prior to commencing production.

In November 2012, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 12 years. The Company paid an initial amount of US$1,000,000 upon execution of the agreement and must make annual lease payments of US$175,000. The annual lease payments increase by 5% each year. The Company is required to spend US$1,000,000 per year (incurred to date) on exploration for the remainder of the lease term, with the option of making a cash payment to the vendor of any shortfall. The lease agreement is subject to a 5% NSR with a buy-down option of 3% for US$3,500,000 in year one through six or for US$7,000,000 in year seven through twelve. The Company, prior to commencing production on the property and after having exercised its buy-down option of the NSR, has an option to purchase the property for an amount of US$25,000,000. If the Company exercises the purchase option, 70% of the initial amount will be credited towards the purchase price and 70% of all annual lease payments will be credited against future NSR payments. The Company has the option to extend the lease for an additional 10 years by paying US$1,000,000 and making annual lease payments of US$500,000 per year, increasing annually in the amount of 5% of the previous year’s annual lease payment. After the third anniversary, the Company can terminate this agreement by making a cash payment equal to the lease payments for the following two years of the lease term.

In December 2012, the Company entered into a mining lease and option to purchase agreement to lease a 100% right in certain patented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$20,000 increasing to US$35,000 in years six to nine. The Company has the option to purchase the property for US$1,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,500,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$50,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In July 2013, the Company entered into a lease for a 100% right in certain patented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$25,000 increasing to US$43,750 in years six to nine. The Company has the option to purchase the property for US$1,250,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,000,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$62,500 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In March 2014, the Company entered into an agreement to acquire a certain portion of the Pinion Gold Deposit (“Pinion Gold Deposit”), which is contiguous to the Company’s Railroad Gold Project. Under the terms of the agreement, the Company made cash payments of $8,500,000 and issued 6,750,000 common shares of the Company valued at $4,807,500. The Company is subject to additional cash consideration of $1,500,000 to $3,000,000 if the Company enters into a transaction whereby it sells a majority of the Company for consideration exceeding $100,000,000. The Pinion Gold Deposit is subject to five underlying lease agreements which require total annual lease payments of US$47,931 increasing to US$49,090 in 2017 as well as a maximum of a 5% NSR pursuant to various underlying lease agreements and royalty agreements.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 7 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In September 2014, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$30,000 increasing to US$90,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 1% for US$1,000,000 before the fifth anniversary and a further 1% for US$1,500,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$100,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In January 2015, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$8,000 increasing to US$20,000 in years six to nine. The Company has the option to purchase the property for US$150,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 3% NSR with a buy-down option of 1% for US$150,000 before the fifth anniversary and a further 1% for US$250,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$25,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In 2016, the Company entered into certain mining lease and option to purchase agreements to lease a 100% right in certain patented mining claims for a primary period of 10 years. The Company paid US$279,000 upon execution of these agreements and is required to make combined annual lease payments of approximately US$16,500 on the first anniversary; the annual lease payments increase to approximately US$31,000 in years six to nine. The Company has the option to purchase certain properties for US$800,000 and must purchase certain properties prior to commencing production. Certain lease agreements are subject to a 3% NSR with buy-down options of 1% for US$1,100,000. The Company has the option to extend the leases for an additional 10 years with annual lease payments approximately US$31,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In March 2017, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 10 years. The Company paid an initial amount of US$75,000 upon execution of the agreement and an annual lease payment of US$75,000. The lease agreement is subject to a 3.5% NSR. The Company has the option to extend the lease for an additional 10 years by paying US$75,000 and making annual lease payments of US$75,000 per year. In addition, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension thereafter. The surface use agreement is subject to an annual lease payment of US$9,000. The Company has the option to purchase the property for US$2,000,000 and must exercise the option prior to commencing production.

Payment requirements from 2018 to 2022 under the above agreements are approximately as follows:

	Total	Total
	Work	Lease
	commitment	payment	Total
	US$	US$	US$
2018	1,500,000	1,024,000	2,524,000
2019	1,300,000	1,067,000	2,367,000
2020	1,300,000	1,006,000	2,306,000
2021	1,300,000	755,000	2,055,000
2022	1,300,000	306,000	1,606,000
	6,700,000	4,158,000	10,858,000

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 7 - Exploration and Evaluation Assets – (continued)

Lewis Gold Project

As a result of the acquisition of BMG, the Company acquired a 100% right, title and interest in mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the “Lewis Gold Project”).

The Lewis Gold Project is subject to an advance minimum annual royalty in the amount of US$60,000 in cash, which is subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty payable in the same year. Production royalties include a 3.5% NSR for gold and silver and a 4% NSR for other minerals such as lead, zinc, and copper.

Pursuant to the BMG Royalty Agreement, the Company can further reduce the NSR for gold and silver from 3.5% to 2.5% for an additional payment of US$2,150,000 by August 2018 with an option to extend to August 2019 upon an additional payment of US$250,000.

NOTE 8 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at December 31, 2017 of $1,248,817 (US$965,471) (2016 - $977,718 (US$728,174)).

NOTE 9 - Property and Equipment

	Leasehold
	improvements	Computers	Total
	$	$	$
Cost:
At December 31, 2015	65,275	-	65,275
Additions	145,467	-	145,467
At December 31, 2016	210,742	-	210,742
Additions	288,581	29,482	318,063
At December 31, 2017	499,323	29,482	528,805
Depreciation:
At December 31, 2015	65,275	-	65,275
Charge for the year	10,149	-	10,149
At December 31, 2016	75,424	-	75,424
Charge for the year	40,596	4,422	45,018
At December 31, 2017	116,020	4,422	120,442
Net book value:
At December 31, 2016	135,318	-	135,318
At December 31, 2017	383,303	25,060	408,363

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 10 – Accounts Payable and Accrued Liabilities

	December 31, 2017	December 31, 2016
	$	$
Accounts payable	636,961	1,286,613
Accrued liabilities	1,005,138	216,081
	1,642,099	1,502,694

NOTE 11 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In February 2016, the Company completed two private placements totalling 29,931,931 common shares of the Company at a price of $1.00 per share for proceeds totalling $28,308,914, net of cash commissions and expenses of $1,623,017.

In August 2016, the Company issued 532,864 common shares of the Company at a value of $3.15 per share for total value of $1,678,522 pursuant to the additional investment in BMG (Note 6).

In October 2016, the Company completed a private placement totalling 12,036,436 common shares of the Company at $3.17 per share for proceeds of $36,349,109, net of cash commissions and expenses of $1,806,393.

In June 2017, in connection to the acquisition of BMG, the Company issued 9,352,320 common shares at a value of $24,970,694 (Note 6).

Share Purchase Warrants

During the year ended December 31, 2016, the Company issued 7,468,804 common shares in relation to the exercise of 7,468,804 warrants for proceeds of $7,468,804. In addition, 125,444 warrants expired unexercised.

In June 2017, in connection to the acquisition of BMG, the Company issued 218,700 replacement warrants, at a value of $332,551, calculated using the Black-Scholes option pricing model assuming a life expectancy of one month, a risk-free rate of 0.56%, a forfeiture rate of 0%, and volatility of 52% (Note 6). In July 2017, the Company issued 218,700 common shares in relation to the exercise of 218,700 replacement warrants for total proceeds of $251,505 and the fair value of $332,551 attributable to these warrants was transferred from reserves to share capital.

A summary of share purchase warrant activities are as follows:

	Number of	Weighted average
	warrants	exercise price
		$
Outstanding at December 31, 2015	7,594,248	1.00
Exercised	(7,468,804)	1.00
Expired	(125,444)	1.00
Outstanding at December 31, 2016	-	-
Replacement warrants issued	218,700	1.15
Exercised	(218,700)	1.15
Outstanding at December 31, 2017	-	-

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 11 - Share Capital and Reserves – (continued)

Stock Options

The Company has a Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX). Options may be granted for a maximum term of five years from the date of the grant, are non-transferable and expire within 90 days of termination of employment, consulting arrangement or holding office as a director or officer of the Company, are subject to vesting provisions as determined by the Board and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

During the year ended December 31, 2016, the Company granted 672,500 stock options with a weighted average exercise price of $2.93 per share, at a fair value of $1,324,521 or $1.97 per option. The Company also issued 3,777,161 common shares in relation to the exercise of 3,777,161 stock options for total proceeds of $3,259,700 and the fair value of $2,602,487 attributable to these stock options was transferred from reserves to share capital. Additionally, 430,400 stock options expired unexercised and 100,000 stock options were cancelled. As a result, the fair value of $507,615 attributable to these stock options was transferred from reserves to deficit.

In June 2017, in connection to the acquisition of BMG, the Company issued 153,089 replacement options with a weighted average exercise price of $1.67 per share, at a fair value of $243,955 (Note 6).

During the year ended December 31, 2017, the Company issued 2,448,916 common shares in relation to the exercise of 2,448,916 stock options (including 87,477 replacement options) for total proceeds of $2,245,788 and the fair value of $1,782,269 attributable to these stock options was transferred from reserves to share capital. Additionally, 105,612 stock options (including 65,612 replacement options) expired unexercised and the fair value of $183,406 attributable to these stock options was transferred from reserves to deficit. In addition, during the year ended December 31, 2017, the Company granted a total of 3,465,140 stock options as follows:

  325,000 stock options with an exercise price of $2.24 per share vested immediately with a fair value of $420,329, or $1.29 per option.

  2,455,540 stock options with an exercise price of $2.12 per share vest one-third immediately, one-third on January 2, 2018, and one-third on January 2, 2019, with a fair value of $3,010,246 ($1.23 per option) of which $2,287,670 was expensed.

  84,600 stock options with an exercise price of $2.12 per share vested immediately with a fair value of $47,672, or $0.56 per option.

  600,000 stock options with an exercise price of $2.25 per share vest one-third immediately and one-third every year thereafter, with a fair value of $786,240 ($1.31 per option) of which $380,554 was expensed.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model using the following weighted average variables:

	For the year ended December 31,
	2017	2016
Risk-free interest rate	1.53%	0.60%
Expected option life in years	4.90 years	4.72 years
Expected stock price volatility	70%	78%
Expected dividend rate	0%	0%

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 11 - Share Capital and Reserves – (continued)

Stock Options (continued)

A summary of stock options activities are as follows:

	Number of	Weighted average
	options	exercise price
		$
Outstanding at December 31, 2015	11,823,000	0.84
Granted	672,500	2.93
Expired	(430,400)	1.28
Cancelled	(100,000)	0.73
Exercised	(3,777,161)	0.86
Outstanding at December 31, 2016	8,187,939	0.98
Granted	3,465,140	2.15
Expired	(105,612)	2.57
Exercised	(2,448,916)	0.92
Replacement options issued	153,089	1.67
Outstanding at December 31, 2017	9,251,640	1.43

A summary of the stock options outstanding and exercisable at December 31, 2017 is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
0.79*	1,287,000	1,287,000	March 18, 2018
0.76	787,000	787,000	May 23, 2018
2.12	84,600	84,600	August 1, 2018
0.77	745,000	745,000	September 12, 2019
0.73	2,350,000	2,350,000	November 27, 2020
2.14	110,000	110,000	June 21, 2021
3.16	507,500	507,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	2,455,540	818,513	August 1, 2022
2.25	600,000	200,000	September 12, 2022
	9,251,640	7,214,613

* exercised subsequent to December 31, 2017 (Note 19)

The stock option reserves record items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 11 - Share Capital and Reserves – (continued)

Restricted Share Unit Award Plan

In 2017, the Company adopted a Restricted Share Unit Award Plan (“RSU Plan”) whereby the maximum number of common shares reserved for issue under the RSU Plan shall not exceed 5,000,000 common shares of the Company. In addition, the aggregate number of common shares issuable pursuant to the RSU Plan combined with all of the Company’s other security-based compensation arrangements, including the Company’s Stock Option Plan, shall not exceed 10% of the Company’s outstanding shares. During the year ended December 31, 2017, the Company did not grant any restricted share unit awards.

NOTE 12 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	As at December 31, 2017
	Canada	US	Total
	$	$	$
Reclamation bonds	-	1,248,817	1,248,817
Property and equipment	94,722	313,641	408,363
Exploration and evaluation assets	-	154,435,875	154,435,875
	94,722	155,998,333	156,093,055

	As at December 31, 2016
	Canada	US	Total
	$	$	$
Reclamation bonds	-	977,718	977,718
Property and equipment	135,318	-	135,318
Exploration and evaluation assets	-	93,913,136	93,913,136
	135,318	94,890,854	95,026,172

NOTE 13 - Related Party Transactions

During the year ended December 31, 2017, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.

As at December 31, 2017, $640,573 (2016 - $2,281) was included in accounts payable and accrued liabilities owing to officers and directors of the Company in relation to accrued management fees, professional fees and reimbursement of expenses.

ii.	As at December 31, 2017, $7,000 (2016 - $nil) was included in prepaid expenses for prepayments made to directors of the Company in relation to director fees.
iii.	A director and officer resigned and the Company agreed to pay a total termination payment of $384,902 in accordance with the terms and conditions of his consulting agreement with the Company.
iv.	The Company received $4,500 (2016 - $nil) of rent from a company related by way of common officers.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 13 - Related Party Transactions – (continued)

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the year ended December 31,
	2017	2016
	$	$
Management fees	1,750,691	1,609,555
Consulting fees	-	30,570
Professional fees	187,000	-
Exploration and evaluation assets expenditures	353,520	521,957
Wages and salaries	43,633	92,110
Share-based compensation	2,228,191	755,153
	4,563,035	3,009,345

NOTE 14 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

NOTE 15 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, investments, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash and investments, approximates their carrying values due to the short-term nature of these instruments. Cash and investments are measured at fair value using level 1 inputs.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 15 - Financial Instruments and Risk Management – (continued)

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price, and equity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2017, the Company had a foreign currency net monetary asset position of approximately US$4,823,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $48,200.

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and the Company considers this risk to be remote.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

f)	Equity price risk

The equity price risk associated with the Company’s current held for trading investment primarily relates to the change in the market prices of the investments in the portfolio. The Company monitors the financial asset prices to determine the appropriate course of action to be taken.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 16 - Commitments

a)	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring minimum monthly rent payments of approximately $6,000 to the year 2020.

In August 2017, the Company entered into a lease agreement for office premises in Elko, Nevada expiring on August 28, 2022 and incurring minimum monthly rent payments from US$8,000 (US$12,000 during renovation) in 2017 increasing to US$10,000 in 2022. The Company has an option to purchase the property for US$1,100,000 with a credit to be applied to the purchase price based on a percentage of the minimum rent payments made in the year of purchase.

Summary of commitments for office leases:

	Vancouver
	Office	Elko Office	Total
	$	$	$
Payable not later than one year	72,586	132,977	205,563
Payable later than one year and not later than five years	98,144	514,345	612,489
Payable later than five years	-	-	-
Total	170,730	647,322	818,052

b)

The Company has two separate consulting agreements with officers and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. Included in each agreement is a provision for a two-year payout in the event of termination without cause and three-year payout in the event of a change in control.

c)

The Company has two separate employment agreements with employees of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$34,517 per month. Included in each agreement is a provision for a two-year payout in the event of termination following a change in control.

d)

The Company has an employment agreement with an officer of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires payment of $19,167 per month. Included in the agreement is a provision for a two-year payout in the event of termination without cause or in the event of a change in control.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

Note 17 – Supplementary Cash Flow Information

A summary of the non-cash transactions is as follows:

	For the year ended December 31,
	2017	2016
	$	$
Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable at year end	626,913	359,910
Acquisition of property and equipment in accounts payable at year end	-	115,304
Share issuance costs in accounts payable at year end	-	772,910
Shares issued for acquisition of exploration and evaluation assets	24,970,694	-
Reclassification of cancelled stock options from reserves to deficit	227,836	44,397
Reclassification of expired stock options from reserves to deficit	183,406	463,218
Reclassification of stock options exercised from reserves to share capital	1,782,269	2,602,487
Shares issued for advance to associated company	-	1,678,522
Settlement of accounts payable with issuance of shares	-	600,000
Conversion of advance to equity investment	-	2,691,714
Adjustment in investment in associated company	-	218,874
Replacement options and warrants issued	576,506	-
Reclassification of investment in associated company to exploration and evaluation assets	5,376,528	-

NOTE 18 – Income Taxes

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax recovery presented in the accompanying statements of comprehensive loss is provided below:

	Years ended December 31,
	2017	2016
	$	$

Loss before income taxes	(11,426,786)	(9,465,128)
Expected income tax recovery at statutory tax rates	(2,971,000)	(2,461,000)
Impact of different statutory tax rates on earnings of subsidiaries	(1,169,000)	(156,000)
Change in statutory, foreign tax rates and other	5,968,000	-
Foreign exchange	2,390,000	1,108,000
Non-deductible expenditures	4,147,000	536,000
Share issuance costs	-	(892,000)
Adjustment in prior years provision statutory tax returns and expiry of non-capital losses	56,000	188,000
Change in unrecognized deductible temporary differences and others	(8,421,000)	1,677,000
Total	-	-

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2017
(Expressed in Canadian Dollars)

NOTE 18 – Income Taxes – (continued)

Significant components of deferred tax assets that have not been recognized are as follows:

	As of December 31,
	2017	2016
	$	$
Share issuance costs	900,000	1,245,000
Non-capital losses	9,489,000	11,398,000
Property and equipment	103,000	26,000
Exploration and evaluation assets	4,787,000	11,033,000
Total	15,279,000	23,702,000

Significant components of unrecognized deductible temporary differences and unused tax losses that have not been recognized on the statements of financial position are as follows:

	As of December 31,
	2017	Expiry dates	2016	Expiry dates
	$		$
Share issuance costs	3,335,000	2038 to 2040	4,788,000	2037 to 2040
Non-capital losses	40,845,000	2027 to 2037	37,363,000	2017 to 2036
Canadian eligible capital	-	No Expiry	1,000	No Expiry
Property and equipment	385,000	No Expiry	93,000	No Expiry
Exploration and evaluation assets	21,480,000	No Expiry	33,503,000	No Expiry

Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 19 – Subsequent Events

a)

In January 2018, the Company granted 100,000 stock options to an employee and a contractor of the Company with an exercise price of $1.96 per option exercisable for a period of 5 years vesting one-third immediately and one-third every year thereafter. In addition, 816,666 stock options were exercised for proceeds of $873,332 and 33,334 stock options expired unvested.

b)

In February 2018, the Company completed a public offering and private placement financing totalling 18,626,440 common shares of the Company at a price of $2.05 per share for gross proceeds totalling $38,184,202. The Company paid commissions of $2,091,136 related to this financing.

c)

In March 2018, the Company granted 2,439,256 stock options to certain officers, directors, employees and consultants of the Company with an exercise price of $2.11 per option exercisable for a period of 5 years vesting one-third immediately and one-third every year thereafter. In addition, the Company granted 567,110 restricted share units to certain officers and directors vesting one-third every year. Furthermore, 1,275,000 stock options were exercised for proceeds of $994,060.

d)

In March 2018, the Company exercised its NSR buy-down option on the mining lease agreement executed in November 2012 to reduce its NSR from 5% to 2% by making a lump-sum payment of US$3,500,000 to the lessee.